[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

January 23, 2006

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0303

Re:                             Duke Energy Holding Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 9, 2005
File No. 333-126318

Dear Mr. Owings:

On behalf of Duke Energy Holding Corp. (the “Company”), we have the following response to the comment in your comment letter dated January 20, 2006 (the “Comment Letter”) relating to Amendment No. 2 to the registration statement on Form S-4  (as amended, the “Form S-4”) filed by the Company on December 9, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation (“Duke Energy”) and Cinergy Corp. (“Cinergy”).

For your convenience, we have included the comment of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding response following the bold comment.

If the Staff does not concur with the Company’s response, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of an additional comment letter and are available at the Staff’s convenience.

Duke Energy Holding Corp. - Form 8-K

Note 13. Discontinued Operations and Assets Held for Sale, page 96

1.                                      Please explain your basis in GAAP for excluding DENA Bayside operations prior to application of FIN 46 from discontinued operations.  Please note and address the guidance in FASB Action Alert no. 01-42.

As discussed in Note 13 to Duke Energy’s 2004 consolidated financial statements filed on Form 8-K on December 9, 2005, prior to the application of FIN 46, Duke Energy’s investment in Bayside was accounted for as an equity method investment.  Following adoption of FIN 46, Duke Energy consolidated its investment in Bayside.

FASB Action Alert no. 01-42 states (in relevant part):

“Application of Statement 144.  The Board discussed an issue raised in inquiries relating to the application of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to the disposal of an investment in equity securities accounted for by the equity method.  The Board clarified that the disposal of an equity method investment, by itself, should not be reported as a discontinued operation under Statement 144.  Financial instruments, including investments in equity securities accounted for by the equity or cost method, are excluded from the scope of Statement 144 (paragraph 5(d)).  Further, the operations related to an equity method investment (that is, the investor entity’s share of the earnings or losses of the investee entity) are not sufficient to establish a component of the investor entity (paragraph 41).  However, the Board further clarified that if a component of an entity has operations that include, but are not limited to, operations related to an equity method investment or other asset that is excluded from the scope of the Statement and the conditions for reporting discontinued operations are met (paragraph 42), all of the operations of the component should be reported in discontinued operations.”

At the time of the disposition of the investment in Bayside in 2004, Bayside was i) consolidated in the financial statements of Duke Energy, ii) determined to be  a separate component of an entity pursuant to the guidance in Statement 144, and iii) met the requirements in Statement 144 for discontinued operations presentation.  Specifically, the investment comprised operations and cash flows that could be distinguished, operationally and for financial reporting purposes, from the rest of the entity.  As a consolidated entity, Bayside was not excluded from the scope of Statement 144.  Bayside was a separate component and not included in any other components of DENA.

Prior to consolidation, Bayside was accounted for as an equity method investment.  Accordingly, discontinued operations presentation has been used for the period Bayside was consolidated by Duke Energy, but not for the period it was accounted for as an equity method investment, pursuant to the guidance from the FASB excerpted above that an equity method investment is not within the scope of Statement 144 and, by itself, should not be reported as a discontinued operation under Statement 144.

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Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,

/s/ Sheldon S. Adler, Esq.
Sheldon S. Adler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	B. Keith Trent, Esq.
Group Vice President — General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz